Exhibit 15 (viii) under Form N-1A
                                          Exhibit 1 under Item 601/Reg. S-K

                           VISION GROUP OF FUNDS, INC.



                        EXHIBIT D to 12b-1 Agreement with
                       Federated Securities Corp. ("FSC")


Portfolios

      FSC will pay Institution fees for the following portfolio (the "Fund") effective as of the date set forth below:

      Name                             Date

Vision Money Market Fund
    Class S Shares                  May 1, 1998

Vision Treasury Money Market Fund
    Class S Shares                  May 1, 1998



Fees

      1. During the term of this Agreement, FSC will pay Institution a quarterly fee in respect of the Fund. This fee will be computed at the annual rate of .25% of the average net asset value of Shares held during the quarter in accounts for which the Institution provides services under this Agreement, so long as the average net asset value of Shares in the Fund during the quarter equals or exceeds such minimum amount as FSC shall from time to time determine and communicate in writing to the Institution.

      2. For the quarterly period in which the Agreement becomes effective or terminates, there shall be an appropriate proration of any fee payable on the basis of the number of days that the Agreement is in effect during the quarter.


                                    VISION GROUP OF FUNDS, INC.

                                    By: /s/ Beth S. Broderick
                                    Name:  Beth S. Broderick
                                    Title:  Vice President


                                    FEDERATED SECURITIES CORP.

                                    By: /s/ Byron F. Bowman
                                    Name:  Byron F. Bowman
                                    Title:  Vice President


As revised:  May 1, 1998